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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of September 28, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                                        Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                              No  _____
            -------
         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)



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Editorial Contacts:

Ray Tong
Micro Focus
650 404-7374

Anna Fijewski
Micro Focus
650 404-7294

Margaret Pereira
The Hoffman Agency
408 286-2611


           Micro Focus to Acquire Advanced Software Engineering (ASE)

 Acquisition underscores company's strategy to grow through global acquisitions

         LONDON and MOUNTAIN VIEW, Calif., September 28, 1998 -- Micro Focus Group plc (NASDAQ:MIFGY and London Stock Exchange:MICF) today announced it has acquired privately held Australian distributor Advanced Software Engineering Pty Ltd. (ASE), for $4.0 million Australian Dollars ($2.4 million U.S. Dollars.) ASE is an enterprise software and services distributor with headquarters in Melbourne and Sydney. The ASE acquisition is an integral part of Micro Focus' plans to continue expansion in Australia and the Asia Pacific, and supports its strategy to grow its company through global acquisitions. ASE currently delivers comprehensive enterprise application solutions to customers such as Telestra, Westpac Bank, and other major corporations in Australia and New Zealand.

         "Throughout our long-standing relationship with ASE, they have demonstrated a commitment to helping customers solve complex IT issues," said Micro Focus President and CEO Martin Waters. "This acquisition is about better helping our mutual customers grow their businesses through more productive use of innovative technology."


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About Micro Focus

         Micro Focus (NASDAQ: MIFGY; London Stock Exchange: MICF) is a leading software solutions vendor that enables corporations to accelerate the development and delivery of applications designed to run in today's distributed enterprise computing environments. The company's solutions allow its customers to leverage their existing IT investments in applications and people; to access information quickly and easily; to build applications that integrate existing information assets across the enterprise; and to manage the development and deployment process to ensure quality applications.

         Founded in 1976, Micro Focus is known as a leading provider of enterprise application development and maintenance solutions for MVS, UNIX, Windows, NT and Web environments. With its recent acquisition of INTERSOLV, a global market leader in software configuration management and open data connectivity products and services, Micro Focus is now a leader in helping its customers respond quickly to business and technological change.

         Micro Focus products include the PVCS line of application life cycle management products, the DataDirect line of standards-based data access and connectivity products, and the Micro Focus line of applications development and transformation solutions.

In the U.S., Micro Focus is located at 701 E. Middlefield Road, Mountain View, Calif. 94043; telephone 650-938-3700. In the UK, the Company is located at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN; telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

The following statement is made in accordance with the U.S. Private Securities Litigation Act of 1995: This press release contains forward-looking statements concerning future matters, including the features and functions of, and markets for, products and services offered by Micro Focus, Micro Focus' business plans and strategies, and the management and integration of recently acquired businesses. Actual results might differ materially from the results discussed in the forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including the risk factors discussed in the Registration Statement on Form F-4 relating to the INTERSOLV acquisition, Micro Focus' Annual Report on Form 20-F for the year ended January 31, 1998 and Quarterly Reports on Form 6-K for the quarters ended April 30, 1998, and July 31, 1998, each as filed or submitted (as the case may be) with the U.S. Securities and Exchange Commission, as they may be updated and amended with future filings.


                                       ###

Micro Focus is a registered trademark of Micro Focus. All other companies and products as they appear in this release are trademarks of their respective owners.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Micro Focus Group Public Limited Company
                                                  (Registrant)


Date:  September 28, 1998          By:   /s/ Richard Van Hoesen
                                        ---------------------------------------
                                        Richard Van Hoesen
                                        Senior Vice President, Chief Financial
                                        Officer and Secretary